1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 25, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Completion of Placing of H Shares

Joint Global Coordinators, Joint Placing Agents
and Joint Bookrunners

J.P. Morgan Securities Ltd.	CLSA Limited	China International Capital Corporation
Hong Kong Securities Limited

The Board is pleased to announce that completion of the Placing took place on 19 May 2006.

The board of directors (the "Board") of Aluminum Corporation of China Limited (the "Company") refers to the announcement of the Company dated 9 May 2006 (the "Announcement") in relation to the placement of 644,100,000 H shares of the Company (the "Placing"). Unless otherwise defined, all capitalized terms used herein shall have the same meanings as defined in the Announcement.

The Board is pleased to announce that upon all condition precedents to the Placing, as set out in the Placing Agreement, having been satisfied and upon obtaining permission to deal in the Placing Shares from the Stock Exchange, completion of the Placing took place on 19 May 2006.

Please refer to the Announcement for further details of the Placing.

As at the date of this announcement, the Board comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Shi Chungui and Mr. Joseph C. Muscari (non-executive Directors) and Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (independent non-executive Directors).

By Order of the Board
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

19 May 2006 Beijing, PRC * for identification only

About the Company
Our contact information of this release is:

*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary